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                                                       Filed by PhotoMedex, Inc.
      Pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended
                              Subject Company: Surgical Laser Technologies, Inc.
                                                   Commission File No. 000-17919
                                          Press Release dated September 26, 2002

         On September 26, 2002, PhotoMedex, Inc., a Delaware corporation, issued the following press release:

                                     * * * *

Contact:

PHOTOMEDEX, INC.                               SURGICAL LASER TECHNOLOGIES, INC.
Dennis McGrath                                 Davis Woodward
Chief Financial Officer                        Chief Financial Officer
Telephone:  (610) 971-9292                     Telephone (215) 619-3278
Email:  mgensel@photomedex.com                 dwoodward@slti.com

            PHOTOMEDEX AGREES TO ACQUIRE SURGICAL LASER TECHNOLOGIES

         RADNOR, Pa.--(BUSINESS WIRE)--September 26, 2002--PhotoMedex, Inc. (Nasdaq: PHMD) and Surgical Laser Technologies, Inc. (Nasdaq: SLTI) today announced that on September 25, 2002, they entered into a definitive merger agreement pursuant to which PhotoMedex will acquire Surgical Laser Technologies
(SLT).

         SLT employs a similar business model to PhotoMedex, charging a per procedure fee, thereby limiting the initial outlay for capital expenditure to the doctor's office, hospital or surgi-center while ensuring continued revenue flow to the company. SLT offers a wide range of laser services, including Urology, Gynecology, Orthopedics, and General Surgery. In addition to the utilization of such lasers as the Holmium, Diode, YAG Contact Laser, and CO2 Laser, SLT is a world wide leader in the development, manufacturing and marketing of healthcare lasers and their disposables.

         Jeff O'Donnell, President and CEO, commented, "PhotoMedex has been focused on Dermatological applications for its XTRAC(TM) laser system. Now, as it approaches an environment of full reimbursement, PhotoMedex looks to other opportunities in healthcare with companies that share our vision for the business model of the future. We have found this in SLT and believe that by combining our resources, vision and technology, we will own the capabilities of providing capital equipment, clinical specialists and disposables; thereby providing the opportunity for the medical facility to contract with us to effectively and efficiently outsource comprehensive services in many different medical specialties. This value proposition will increase profits for the hospital and simplify the procedural logistics. I look forward to expanding our verticals in laser procedures through the consolidation of our companies, thereby maximizing the value to our customers."

         Commenting on the business combination, Michael R. Stewart, SLT's President and CEO stated, "We are very pleased to be joining forces with PhotoMedex and are excited about the opportunities that the combination presents. Each Company's products and services are natural extensions of the other. We have a shared vision for the future and believe that, with our

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collective offerings, we are well-positioned to continue the expansion of our contract services approach in the marketplace. The management and Board of SLT have focused on restructuring the Company, in an effort to increase stockholder value. We believe that this combination positions the SLT stockholders to better realize on those efforts and will be in their best interest."

         Under the terms of the proposed merger, SLT's stockholders will receive
1.12 shares of newly issued PhotoMedex common stock in exchange for each share of SLT common stock they hold. As a result of the merger transaction, PhotoMedex expects to issue a total of approximately 2.6 million shares of common stock and assume certain outstanding common stock purchase warrants of SLT. On a pro forma basis, assuming that all SLT stockholders exchange PhotoMedex shares for their SLT shares, SLT's stockholders would own approximately 9.2% of the combined company's capital stock without giving effect to the exercise of any SLT options before closing. Based on the stock price of PhotoMedex at the close of business on September 24, 2002, this would result in a purchase price of $1.34 per share of SLT common stock.

         The merger is subject to approval by the stockholders of SLT. The directors and officers of SLT, who collectively own approximately 15% of the outstanding SLT common stock, have agreed to vote all of their shares of SLT common stock in favor of approval and adoption of the proposed merger transaction. The merger is also subject to other customary closing conditions, and is expected to close in the fourth quarter of 2002.

         A conference call will be held on Thursday, September 26, at 2:00 p.m. Eastern Daylight Time, during which, Jeff O'Donnell, the President and CEO of PhotoMedex, and Michael R. Stewart, the President and CEO of Surgical Laser Technologies, Inc., will discuss today's announcement.

         To participate in the conference call, dial 800.395.0708 (and confirmation code # 658765) approximately 5 to 10 minutes prior to the scheduled start time. If you are unable to participate, a digital replay of the call will be available from Thursday, September 26 at 4:00 p.m. EDT until midnight on Thursday, October 9, by dialing 888.203.1112 and using confirmation code # 658765.

         The live broadcast of PhotoMedex, Inc.'s conference call will be available online by going to www.photomedex.com and clicking on the link to Investor Relations, and at www.streetevents.com. The online replay will be available shortly after the call at those sites.

About PhotoMedex:

         PhotoMedex is engaged in the development of proprietary excimer laser and fiber optic systems and techniques directed toward dermatological applications, with FDA approval to market the XTRAC(TM) laser system for the treatment of psoriasis, vitiligo, eczema and Leukoderma.

         PhotoMedex's excimer laser system generating 308-nm UV-B radiation is the first FDA-approved laser treatment for psoriasis, which is the second most common skin disorder in the U.S. The National Psoriasis Foundation estimates that psoriasis afflicts more than 7 million Americans and that between 150,000 and 260,000 new cases are diagnosed each year. The XTRAC(TM) laser system is also the first FDA approved excimer laser system to treat vitiligo, a skin disease that, according to the National Vitiligo Foundation, afflicts approximately 1 to 2% of Americans, and eczema, a skin disease that is estimated to afflict 15 million Americans.

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About Surgical Laser Technologies:

         Surgical Laser Technologies is a worldwide leader in the development, manufacture, and marketing of lasers and disposable Contact Laser(TM) Delivery Systems that can be used in virtually all general and specialty surgical procedures. SLT markets proprietary Contact Laser Delivery Systems that provide the surgeon with precise and controlled cutting, vaporization and coagulation of tissue.

                              SAFE HARBOR STATEMENT

         This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of Surgical Laser Technologies, Inc. ("SLT") by PhotoMedex, Inc. ("PhotoMedex").

         The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that SLT's business will not be integrated successfully with that of PhotoMedex, costs related to the merger, failure of the SLT stockholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in PhotoMedex's and SLT's filings with the SEC. PhotoMedex and SLT are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

         In connection with the proposed merger, PhotoMedex will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. The registration statement will include a proxy statement of SLT for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of PhotoMedex with respect to the shares of PhotoMedex to be distributed to stockholders of SLT in the proposed transaction. PhotoMedex and SLT will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PHOTOMEDEX, SLT, THE MERGER AND RELATED MATTERS.

         In addition to the registration statement and proxy statement/prospectus, both PhotoMedex and SLT file annual, quarterly and other reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statement or other information filed by PhotoMedex or SLT at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at

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1-800-SEC-0330 for further information on the public reference rooms. Investors and security holders may also obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

         PhotoMedex, SLT, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of SLT with respect to the transactions contemplated by the merger agreement. A description of any interests that PhotoMedex's or SLT's directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

         This press release is not an offer to purchase shares of SLT, nor is it an offer to sell shares of PhotoMedex common stock, which may be issued in any proposed merger with SLT. Any issuance of PhotoMedex common stock in any proposed merger with SLT would have to be registered under the Securities Act of 1933, as amended, and such PhotoMedex common stock would be offered only by means of a prospectus complying with such act.

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